UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Integrated BioPharma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45811 V105
(CUSIP Number)

February 21, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)
☒ Rule 13d–1(c)
☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811V105

(1)	NAME OF REPORTING PERSON.

Imperium Master Fund, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING
PERSON WITH:
(5) SOLE VOTING POWER
996,320

(6) SHARED VOTING POWER

(7) SOLE DISPOSITIVE POWER
996,320

(8) SHARED DISPOSITIVE POWER

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
REPORTING PERSON
996,320

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES	☐
CERTAIN SHARES

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	(a)	Name of issuer:

Integrated BioPharma, Inc.

	(b)	Address of issuer's principal executive offices:

225 Long Avenue
Hillside, New Jersey 07205

Item 2.	(a)	Name of person filing:

Imperium Master Fund, Ltd.

	(b)	Address or principal business office or, if none, residence:

c/o Imperium Advisers, LLC
153 East 53rd Street
29th Floor
New York, NY 10022

	(c)	Citizenship:

Cayman Islands

	(d)	Title of class of securities:

Common Stock

	(e)	CUSIP No.:

45811V105

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).
	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
	(j)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of February 26, 2008, the Reporting Person may be deemed to be the beneficial owner of 996,320 shares of Integrated BioPharma common stock.

	(b)	Percent of class:

The Reporting Person is the beneficial owner of approximately 6.4% of the total number of shares of Integrated BioPharma common stock outstanding.

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
996,320

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
996,320

(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of 5 Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2008

IMPERIUM MASTER FUND, LTD.

By:	/s/ Maurice Hryshko
Maurice Hryshko, Esq.
General Counsel